DEXIA

Group

RECEIVED

2005 OCT -5 P 12:49

05011613

The Secretary-General

Securities and Exchange Com
Division of Corporation Financ
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

September 22th, 2005

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press release of the 22nd September 2005.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

dlw 10/5

PRESS RELEASE
COMMUNIQUE DE PRESSE
PERSBERICHT

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

22/9/2005
1 p.

A la suite de l'article paru ce 21 septembre dans la presse belge, Dexia a été contacté par des représentants du groupe Fortis qui lui ont soumis un projet d'examen conjoint d'un rapprochement entre les deux groupes.

En présence de cette situation, le comité de direction de Dexia a examiné l'opportunité d'entamer de telles discussions avec Fortis. A l'unanimité de ses membres, le comité de direction a jugé qu'il n'était ni souhaitable ni opportun de procéder à une telle étude.

Le conseil d'administration de Dexia, réuni hier soir, a pris connaissance du projet de Fortis et de la position du comité de direction. Sur ces bases, le conseil a également décidé, à l'unanimité de l'ensemble de ses membres, de ne pas donner suite à cette proposition d'examen conjoint, considérant que ceci n'était pas dans l'intérêt de Dexia, de ses actionnaires, de son personnel et de ses clients.

Cette décision a été communiquée au groupe Fortis.

Als gevolg van het artikel dat op 21 september in de Belgische pers verscheen, werd Dexia gecontacteerd door vertegenwoordigers van de groep Fortis die Dexia een voorstel tot gezamenlijk onderzoek van een toenadering tussen de twee groepen hebben voorgelegd.

Gezien deze situatie heeft het directiecomité van Dexia de opportuniteit van het opstarten van dergelijke discussies met Fortis onderzocht. Het directiecomité heeft met unanimiteit van zijn leden geoordeeld dat het noch wenselijk, noch opportuun was om over te gaan tot een dergelijke studie.

De raad van bestuur van Dexia, die gisteravond vergaderde, heeft kennis genomen van het project van Fortis en van het standpunt van het directiecomité. Op basis hiervan heeft de raad eveneens met unanimiteit van al zijn leden beslist om geen gevolg te geven aan dit voorstel tot gezamenlijk onderzoek, overwegende dat dit niet in het belang was van Dexia, zijn aandeelhouders, zijn medewerkers en zijn klanten.

Deze beslissing werd aan de groep Fortis meegedeeld.

Further to the article published in the Belgian press on September 21st, Dexia was contacted by representatives of Fortis who submitted a proposal to examine jointly a project of bringing together the two groups.

Having considered the situation, Dexia's management board has examined the opportunity to start discussions with Fortis. The members of the management board have unanimously found that it was neither desirable nor advisable to proceed with such a study.

The Board of Directors of Dexia convened yesterday evening to look into Fortis's proposal as well as Dexia's management board's position. On such bases, all the members of the Board of Directors have also unanimously decided not to go ahead with this proposal of a joint study, considering that this was not in the interest of Dexia, nor of its shareholders, personnel and customers.

Fortis has been informed of this decision